U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                   -----------

                          Commission File No.: 0-11734

                           NOTIFICATION OF LATE FILING

(Check One):  [X]  Form 10-Q



For Period Ended March 31, 20032

PART I - REGISTRANT INFORMATION

CHINA FOOD AND BEVERAGE COMAPNY
-------------------------------
Full Name of Registrant

N/A
---
Former Name of Registrant

82-66 Austin Street
-------------------
Address of principal executive office (Street and Number)

Kew Gardens, New York 11415
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City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X} (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X}      (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms10-K, Form 20-F, 11-K, or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

      Registrant's directors have not yet completed their review of the finanacial statements of the Registrant for the quarter ended March 31, 2003.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James Tilton             (212)                398-7833
         ------------             -----                --------
           (Name)              (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         CHINA FOOD AND BEVERAGE COMPANY
                         -------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   May 15, 2003        By: /s/ James Tilton
                                   ----------------
                                    James Tilton


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